Exhibit 99.3

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

List of Directors and their Roles and Functions

The member of the board of directors (the “Board”) of PetroChina Company Limited are set out below:

Chairman: Wang Yilin

Vice Chairman and Non-Executive Director: Zhang Jianhua

Vice Chairman and Executive Director: Wang Dongjin,

Non-Executive Directors

Yu Baocai

Shen Diancheng

Liu Yuezhen

Xu Wenrong

Liu Hongbin

Executive Director

Zhao Zhengzhang

Independent Non-Executive Directors

Chen Zhiwu

Richard H. Matzke

Lin Boqiang

Zhang Biyi

The Board has established five Board Committees. The table below provides membership information of these Board Committees on which certain Board members serve:

Board Committee
Director	Audit Committee	Examination and Remuneration Committee	Investment and Development Committee	Health, Safety and Environment Committee	Nomination Committee
Wang Yilin					C
Zhang Jianhua				C
Wang Dongjin			C
Yu Baocai		M
Shen Diancheng				M
Liu Yuezhen	M
Xu Wenrong				M
Liu Hongbin			M
Zhao Zhengzhang				M
Chen Zhiwu			M
Richar H. Matzke		C
Lin Boqiang	C	M			M
Zhang Biyi	M				M

Notes:

C	Chairman of the relevant Board Committees
M	Member of the relevant Board Committees

Beijing, the PRC

28 October 2016